UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd.

NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Revenues
Passenger ticket revenues	$365,964	$401,732	$673,898	$751,456
Onboard and other revenues	136,816	151,328	255,434	292,413

Total revenues	502,780	553,060	929,332	1,043,869

Cruise operating expenses
Commissions, transportation and other	105,500	113,000	195,721	212,874
Onboard and other	46,265	51,421	84,615	94,072
Payroll and related	103,572	108,331	193,912	215,459
Fuel	42,388	42,675	80,161	87,076
Food	23,599	28,892	45,967	58,541
Ship charter costs	6,538	5,170	13,005	11,637
Other operating	70,542	70,811	123,864	140,865

Total cruise operating expenses	398,404	420,300	737,245	820,524

Marketing, general and administrative expenses	56,197	65,601	114,139	132,591
Depreciation and amortization expenses	28,543	35,846	55,422	71,203
Impairment loss	—	2,565	—	2,565

Total operating expenses	483,144	524,312	906,806	1,026,883

Operating income	19,636	28,748	22,526	16,986

Non-operating (income) expenses
Interest income	(1,365)	(411)	(2,228)	(760)
Interest expense, net of capitalized interest	33,886	41,210	62,728	81,551
Other expenses, net	22,219	12,548	25,926	21,557

Total non-operating expenses	54,740	53,347	86,426	102,348

Net loss	$(35,104)	$(24,599)	$(63,900)	$(85,362)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
(unaudited, in thousands of dollars, except share data)

	December 31,	June 30,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$63,530	$68,680
Restricted cash	1,226	1,712
Accounts receivable, net	10,244	11,637
Amount due from Parent	5,033	12,347
Consumable inventories	33,392	35,439
Prepaid expenses and other	24,211	31,725

Total current assets	137,636	161,540

Property and equipment, net	3,816,292	3,782,620
Restricted cash	1,650	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	71,254	67,165

Total assets	$4,629,624	$4,615,799

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$154,638	$156,057
Accounts payable	116,947	67,318
Accrued expenses and other liabilities	181,821	209,812
Advance ticket sales	314,050	400,202

Total current liabilities	767,456	833,389

Long-term debt	2,405,357	2,401,315
Other long-term liabilities	1,744	4,454

Total liabilities	3,174,557	3,239,158

Commitments and contingencies (Note 6)

Shareholder’s equity
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,711,114	1,715,254
Accumulated other comprehensive (loss) income	(1,516)	1,280
Accumulated deficit	(254,543)	(339,905)

Total shareholder’s equity	1,455,067	1,376,641

Total liabilities and shareholder’s equity	$4,629,624	$4,615,799

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(unaudited, in thousands of dollars)

	Six months ended
	June 30,
	2006	2007
Cash flows from operating activities
Net loss	$(63,900)	$(85,362)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	55,422	71,203
Impairment loss	—	2,565
Loss on translation of debt	24,868	20,542
Other	582	181
Changes in operating assets and liabilities:
Increase in accounts receivable	(539)	(1,393)
Decrease (increase) in consumable inventories	444	(2,047)
(Increase) decrease in prepaid expenses and other assets	(8,097)	1,947
Decrease in accounts payable	(11,229)	(49,629)
Increase in accrued expenses and other liabilities	29,319	34,530
Increase in advance ticket sales	121,360	86,152

Net cash provided by operating activities	148,230	78,689

Cash flows from investing activities
Capital expenditures	(236,551)	(45,365)
Decrease (increase) in restricted cash	42,964	(518)

Net cash used in investing activities	(193,587)	(45,883)

Cash flows from financing activities
Principal repayments on long-term debt	(536,363)	(1,758,165)
Proceeds from debt	582,435	1,735,000
Decrease (increase) in amount due from Parent	6,977	(3,658)
Deferred financing costs	(467)	(833)

Net cash provided by (used in) financing activities	52,582	(27,656)

Net increase in cash and cash equivalents	7,225	5,150
Cash and cash equivalents at beginning of period	60,416	63,530

Cash and cash equivalents at end of period	$67,641	$68,680

Non-cash investing activity
Capital lease obligations	$5,530	$—

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to Consolidated Financial Statements
(unaudited)

As used in this document, the terms “we, “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries, which operate under three principal brand names, “Norwegian Cruise Line,” “NCL America” and “Orient Lines.” “Star Cruises” refers to Star Cruises Limited, our Parent company and its subsidiaries. In accordance with cruise vacation industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.
1.	Basis of Presentation

The accompanying consolidated balance sheets as of December 31, 2006 and June 30, 2007, the consolidated statements of operations for the three and six months ended June 30, 2006 and 2007, and the consolidated statements of cash flows for the six months ended June 30, 2006 and 2007 are unaudited and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, which are included in our most recently filed Annual Report on Form 20-F.

Certain prior period balances have been reclassified to conform to the current year’s presentation.

In June 2006, the Emerging Issues Task Force (“EITF”) ratified a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)”. Taxes within the scope of EITF Issue No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. We have adopted EITF Issue No. 06-3 as our policy is to present these taxes on a gross basis. The amounts included on a gross basis are $21.4 million and $23.3 million for the three months ended June 30, 2006 and 2007, respectively, and $39.7 million and $44.5 million for the six months ended June 30, 2006 and 2007, respectively.

2.	Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of accumulated deficit. The adoption of FIN 48 did not have a material impact on our consolidated financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for our fiscal year beginning in 2008 and interim periods within that year. We are currently assessing the impact of SFAS No. 157, but do not expect the adoption will have a material impact on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. We are currently assessing the impact of SFAS No. 159, but do not expect the adoption will have a material impact on our consolidated financial position and results of operations.

3.	Share-Based Compensation

We recognized total compensation expense in connection with Star Cruises’ Share Option Scheme for the three months ended June 30, 2006 and 2007 of $0.3 million and for the six months ended June 30, 2006 and 2007 of $0.7 million and $0.5 million, respectively. As of June 30, 2007, we had approximately $2.2 million of total unrecognized compensation expense related to unvested share-based awards. The expense is expected to be recognized over a weighted-average period of 2.8 years.

4.	Foreign Currency

At June 30, 2006 and 2007, we had long-term debt denominated in Euros totaling $382.4 million and $778.5 million, respectively, based on the Euro/U.S. dollar exchange rates at June 30, 2006 and 2007, respectively. For the three months ended June 30, 2006 and 2007, we had a foreign currency translation loss of $22.3 million and $12.5 million, respectively, and for the six months ended June 30, 2006 and 2007 a foreign currency translation loss of $27.4 million and $21.6 million, respectively, primarily related to the translation of our Euro-denominated long-term debt to U.S. dollars. These amounts were recorded as a component of other expenses, net in the consolidated statements of operations.

5.	Long-Term Debt

Availability under our senior secured revolving credit facilities at June 30, 2007 was $285.0 million. Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio and restrict our ability to pay dividends. We were in compliance with all covenants as of June 30, 2007.

6.	Commitments and Contingencies
(a)	Capital expenditures

As of June 30, 2007, we had three ships on order for additional capacity of approximately 10,800 berths with anticipated deliveries in the fourth quarter of 2007 and the first and second quarters of 2010. The aggregate cost of the ships under construction and on firm order is approximately $2.7 billion, of which we have paid $0.2 billion based on the Euro/U.S. dollar exchange rate at June 30, 2007. The remaining costs of the ships under construction as of June 30, 2007 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.

As of June 30, 2007, we anticipate that capital expenditures, including the three ships on order, will be approximately $0.6 billion, $0.3 billion, $0.2 billion and $1.7 billion, for the years ending December 31, 2007, 2008, 2009 and 2010, respectively, based on the Euro/U.S. dollar exchange rate at June 30, 2007.

(b)	Material litigation
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The state court’s grant of our motion for summary judgment was reversed in part on appeal and remanded for trial. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign-flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S.-flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. We have filed a motion for summary judgment in the trial court which is currently pending.

(ii)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was subsequently approved by the court.

We believe that the ultimate outcome of this matter will not have a material impact on our financial position, results of operations or cash flows.

(iii)	On July 25, 2002, we were served with a complaint in which a former employee alleged that we failed to pay him severance pay/employment benefits following his discharge. The matter was tried before a jury in January 2007 at which time a verdict in favor of plaintiff was returned. We have settled this action. The settlement did not have a material impact on our financial position, results of operations or cash flows.

(iv)	In May 2003, an explosion in the boiler room onboard Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident have been resolved. The incident is currently subject to investigation by regulatory authorities, including the National Transportation Safety Board, and a criminal investigation by the United States Attorney’s Office for the Southern District of Florida through an impaneled grand jury proceeding. We are cooperating with each of these on-going investigations. To date, none of these investigating parties has issued final reports or conclusions concerning the incident.

(v)	On or about February 3, 2006, we were served with a class action complaint filed in the United States District Court for the Southern District of New York alleging copyright infringement stemming from performances of certain portions of copyrighted music aboard our ships. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vi)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vii)	On July 14, 2006, we were served with a complaint filed in Florida state court on behalf of a former onboard concessionaire alleging breach of contract and unjust enrichment. We have settled this action. The settlement did not have a material impact on our financial position, results of operations or cash flows.

(viii)	On August 24, 2006, we were served with a complaint by the U.S. Equal Employment Opportunity Commission to correct alleged unlawful employment practices on the basis of national origin and religion and to provide relief to seven former employees who were allegedly terminated as a result of same. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At June 30, 2007, we had accrued amounts of approximately $8.6 million for the above pending legal matters.

(c)	Other

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and do not believe that, under current circumstances, a request for indemnification is probable.
7.	Comprehensive Loss

Comprehensive loss includes net loss and changes in the fair value of derivative instruments that qualify as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive (loss) income until the hedged transactions are realized and recognized in earnings. Comprehensive loss was as follows (in thousands of dollars):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net loss	$(35,104)	$(24,599)	$(63,900)	$(85,362)
Change related to cash flow derivative hedges	104	(94)	499	2,796

Total comprehensive net loss	$(35,000)	$(24,693)	$(63,401)	$(82,566)

8.	Insurance Arbitration Award

In June 2007, we received an arbitration award in connection with a claim brought against our insurer. Accordingly, we recorded $3.5 million as income in other operating in our consolidated statements of operations.

9.	Subsequent Event

In July 2007, we finalized the sale of Oceanic, formerly known as Independence. In order to reflect this asset at its net realizable value, at June 30, 2007 we recorded an impairment loss of $2.6 million in our consolidated statements of operations.

In August 2007, a private equity group, Apollo Management, LP agreed to make a $1.0 billion cash investment for the purchase of newly issued shares which will represent 50% of our common stock. Completion of the transaction is expected in the fourth quarter of 2007 and is subject to customary conditions, including regulatory approval, Star Cruises shareholder approval and Star Cruises’ and our lenders’ consents.

NCL Corporation Ltd.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	costs of new initiatives, including those involving our inter-island Hawaii cruise operations;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances or as a result of new information, future events or otherwise on which any such statement was based.
This interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, which are included in our Form 20-F.

Terminology and Non-GAAP Financial Measures
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields represent total revenues per Capacity Day.
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and are commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days represent the number of passengers carried for the period, multiplied by the number of days in their respective cruises.
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.
Please see a reconciliation of these measures to items in our consolidated financial statements on page 15.
Overview
Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues and onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.
Passenger ticket revenues primarily consist of payments for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and include payments for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Passenger ticket revenues are generally collected from passengers prior to their departure on the cruise.
Onboard and other revenues consist of revenues primarily from shore excursions, food and beverage sales, gaming, retail sales, and spa services. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.
Our cruise operating expenses are classified as follows:
•	Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•	Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs are incurred in connection with shore excursions, beverage sales, land packages, and sales of travel protection for vacation packages.

•	Payroll and related expenses represent the cost of wages and benefits for shipboard employees.

•	Fuel expenses include fuel costs, the impact of fuel hedges and delivery costs.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers onboard a particular cruise ship.

•	Ship charter costs consist of amounts paid for chartering ships.

•	Other operating expenses consist of costs such as repairs and maintenance (including dry-docking costs), ship insurance and other ship expenses.
We do not allocate payroll and related costs, food costs, or other ship operating costs to passenger ticket costs or to onboard and other cruise costs, since they are incurred to support the total cruise experience.

Summary
The following table presents operating data as a percentage of revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Revenues
Passenger ticket revenues	72.8%	72.6%	72.5%	72.0%
Onboard and other revenues	27.2%	27.4%	27.5%	28.0%

Total revenues	100.0%	100.0%	100.0%	100.0%

Cruise operating expenses
Commissions, transportation and other	21.0%	20.4%	21.1%	20.4%
Onboard and other	9.2%	9.3%	9.1%	9.0%
Payroll and related	20.6%	19.6%	20.9%	20.6%
Fuel	8.4%	7.7%	8.6%	8.4%
Food	4.7%	5.2%	4.9%	5.6%
Ship charter costs	1.3%	1.0%	1.4%	1.1%
Other operating	14.0%	12.8%	13.3%	13.5%

Total cruise operating expenses.	79.2%	76.0%	79.3%	78.6%

Marketing, general and administrative expenses	11.2%	11.9%	12.3%	12.7%
Depreciation and amortization expenses	5.7%	6.5%	6.0%	6.8%
Impairment loss	—%	0.4%	—%	0.3%

Total operating expenses	96.1%	94.8%	97.6%	98.4%

Operating income	3.9%	5.2%	2.4%	1.6%

Non-operating (income) expenses
Interest income	(0.3)%	(0.1)%	(0.2)%	(0.1)%
Interest expense, net of capitalized interest	6.8%	7.5%	6.7%	7.8%
Other expenses, net	4.4%	2.2%	2.8%	2.1%

Total non-operating expenses	10.9%	9.6%	9.3%	9.8%

Net loss	(7.0)%	(4.4)%	(6.9)%	(8.2)%

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Passengers Carried	289,607	320,434	529,109	627,645
Passenger Cruise Days	2,131,185	2,424,646	4,130,337	4,853,608
Capacity Days	1,986,319	2,255,567	3,880,867	4,593,187
Occupancy Percentage	107.3%	107.5%	106.4%	105.7%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Passenger ticket revenues	$365,964	$401,732	$673,898	$751,456
Onboard and other revenues	136,816	151,328	255,434	292,413

Total revenues	502,780	553,060	929,332	1,043,869

Less:
Commissions, transportation and other	105,500	113,000	195,721	212,874
Onboard and other	46,265	51,421	84,615	94,072

Net revenues	$351,015	$388,639	$648,996	$736,923

Capacity Days	1,986,319	2,255,567	3,880,867	4,593,187
Gross Yields	$253.12	$245.20	$239.47	$227.26
Net Yields	$176.72	$172.30	$167.23	$160.44
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Total cruise operating expenses	$398,404	$420,300	$737,245	$820,524
Marketing, general and administrative expenses	56,197	65,601	114,139	132,591

Gross Cruise Costs	454,601	485,901	851,384	953,115

Less:
Commissions, transportation and other	105,500	113,000	195,721	212,874
Onboard and other	46,265	51,421	84,615	94,072

Net Cruise Costs	$302,836	$321,480	$571,048	$646,169

Capacity Days	1,986,319	2,255,567	3,880,867	4,593,187
Gross Cruise Costs per Capacity Day	$228.87	$215.42	$219.38	$207.51
Net Cruise Costs per Capacity Day	$152.46	$142.53	$147.14	$140.68

Outlook
In the second half of the year, we continue to experience pricing pressure in our Hawaii trade but the Caribbean trade has stabilized. Demand for the summer has been strong, particularly in Europe.
Three months ended June 30, 2006 compared to three months ended June 30, 2007
Revenues
Net revenues increased 10.7% in 2007 compared to 2006 primarily due to a 13.6% increase in Capacity Days partially offset by a 2.5% decrease in Net Yields. The increase in Capacity Days was the result of the additions of Pride of Hawai’i and Norwegian Pearl which entered service in May 2006 and November 2006, respectively, partially offset by the return of Norwegian Wind to Star Cruises in April 2007. The decrease in Net Yields in 2007 was primarily the result of a decrease in passenger ticket prices and onboard revenues. The decrease in passenger ticket prices was primarily due to significant downward pricing pressure related to our inter-island cruises in Hawaii. The decrease in onboard revenues was primarily due to generally lower amounts spent per passenger primarily for shore excursions and the introduction of a new art concessionaire. Gross Yields decreased 3.1% compared to the three months ended June 30, 2006 primarily due to the same reasons discussed above for Net Yields.
Expenses
Net Cruise Costs increased 6.2% in 2007 compared to 2006 primarily due to the 13.6% increase in Capacity Days mentioned above partially offset by a 6.5% decrease in Net Cruise Costs per Capacity Day. The decrease in Net Cruise Costs per Capacity Day was primarily attributable to lower other operating expenses, payroll and related costs and fuel costs. The decrease in other operating expenses was primarily attributable to lower dry-docking expenses and receipt of certain insurance proceeds, partially offset by higher repairs and maintenance expenses. Payroll and related costs in the second quarter of 2006 included start-up costs associated with the introduction of Pride of Hawai’i in May 2006. The absence of start-up costs in 2007 and a decrease in crew turnover in our Hawaii operations resulting in lower recruiting and training costs were the primary drivers for the improvement in payroll and related costs per Capacity Day. During the quarter, average fuel prices, including the impact of fuel hedges, decreased 2% to $362 per metric ton from $371 per metric ton in the second quarter of 2006. Gross Cruise Costs per Capacity Day decreased 5.9%.
Depreciation and amortization expenses increased 25.6% in 2007 compared to 2006. The increase was primarily due to the additions of Pride of Hawai’i and Norwegian Pearl which entered service in May 2006 and November 2006, respectively.
In July 2007, we finalized the sale of Oceanic, formerly known as Independence. In order to reflect this asset at its net realizable value, at June 30, 2007 we recorded an impairment loss of $2.6 million in our consolidated statements of operations.

Other Income (Expenses)
Interest income decreased from $1.4 million in 2006 to $0.4 million in 2007. The decrease was due to lower average cash balances during 2007 compared to 2006. Interest expense, net of capitalized interest, increased from $33.9 million in 2006 to $41.2 million in 2007, primarily as a result of an increase in average outstanding borrowings (primarily related to the acquisition of new ships). Other expenses, net decreased from a loss of $22.2 million in 2006 to a loss of $12.5 million in 2007. The losses were primarily due to foreign exchange translation losses of $22.3 million in 2006 compared to foreign exchange translation losses of $12.5 million in 2007 due to revaluation of our Euro-denominated debt to U.S. dollars.
Six months ended June 30, 2006 compared to six months ended June 30, 2007
Revenues
Net revenues increased 13.5% in 2007 compared to 2006 primarily due to an 18.4% increase in Capacity Days partially offset by a 4.1% decrease in Net Yields. The increase in Capacity Days was the result of the additions of Pride of Hawai’i and Norwegian Pearl which entered service in May 2006 and November 2006, respectively, partially offset by the return of Norwegian Wind to Star Cruises in April 2007. The decrease in Net Yields in 2007 was primarily the result of a decrease in passenger ticket prices. The decrease in passenger ticket prices was primarily due to significant downward pricing pressure related to our inter-island cruises in Hawaii. Gross Yields decreased 5.1% compared to the six months ended June 30, 2006 primarily due to the same reasons discussed above for Net Yields.
Expenses
Net Cruise Costs increased 13.2% in 2007 compared to 2006 primarily due to the 18.4% increase in Capacity Days mentioned above partially offset by a 4.4% decrease in Net Cruise Costs per Capacity Day. The decrease in Net Cruise Costs per Capacity Day was primarily attributable to lower payroll and related costs, fuel costs and other operating expenses. Payroll and related costs in the first six months of 2006 included start-up costs associated with the introduction of Pride of Hawai’i in May 2006. The absence of start-up costs in 2007 and a decrease in crew turnover in our Hawaii operations resulting in lower recruiting and training costs were the primary drivers for the improvement in payroll and related costs per Capacity Day. During the six months of 2007, average fuel prices, including the impact of fuel hedges, decreased 3% to $346 per metric ton from $358 per metric ton in the same period of 2006. The decrease in other operating expenses was primarily attributable to lower dry-docking expenses associated with the timing of dry-docks and receipt of certain insurance proceeds, partially offset by higher repairs and maintenance expenses. Gross Cruise Costs per Capacity Day decreased 5.4%.
Depreciation and amortization expenses increased 28.5% in 2007 compared to 2006. The increase was primarily due to the additions of Pride of Hawai’i and Norwegian Pearl which entered service in May 2006 and November 2006, respectively.
In July 2007, we finalized the sale of Oceanic, formerly known as Independence. In order to reflect this asset at its net realizable value, at June 30, 2007 we recorded an impairment loss of $2.6 million in our consolidated statements of operations.

Other Income (Expenses)
Interest income decreased from $2.2 million in 2006 to $0.8 million in 2007. The decrease was due to lower average cash balances during 2007 compared to 2006. Interest expense, net of capitalized interest, increased from $62.7 million in 2006 to $81.6 million in 2007, primarily as a result of an increase in average outstanding borrowings (primarily related to the acquisition of new ships). Other expenses, net decreased from a loss of $25.9 million in 2006 to a loss of $21.6 million in 2007. The losses were primarily due to foreign exchange translation losses of $27.4 million in 2006 compared to foreign exchange translation losses of $21.6 million in 2007 due to revaluation of our Euro-denominated debt to U.S. dollars.
Liquidity and capital resources
Net cash provided by operating activities was $148.2 million and $78.7 million for the six months ended June 30, 2006 and 2007, respectively. The changes in cash provided by operating activities primarily related to the increase in net loss in 2007 and timing differences in cash payments relating to operating assets and liabilities.
Net cash used in investing activities was $193.6 million and $45.9 million for the six months ended June 30, 2006 and 2007, respectively. Capital expenditures were $236.6 million and $45.4 million for the six months ended June 30, 2006 and 2007, respectively. The capital expenditures were primarily related to payments for ships under construction for the six months ended 2006 and 2007 and shoreside capital projects for the same period in 2007.
Cash provided by financing activities was $52.6 million and used in financing activities was $27.7 million for the six months ended June 30, 2006 and 2007, respectively. Cash provided by financing activities in 2006 was primarily due to draw downs on committed loan facilities to fund payments for ships under construction. Cash used in financing activities in 2007 was primarily due to draw downs and repayments on our revolving credit facilities and payments on other outstanding loans.
Capitalized interest decreased from $11.8 million for the six months ended June 30, 2006 to $9.4 million for the six months ended June 30, 2007 primarily due to a lower level of investment in ships under construction.
Future capital commitments
The planned berths and expected delivery dates of our ships under construction and on firm order are as follows:

	Expected	Approximate
Ship	Delivery Date	Berths
Norwegian Gem	4th Quarter 2007	2,400
New Class
F3 One	1st Quarter 2010	4,200
F3 Two	2nd Quarter 2010	4,200

The aggregate cost of the ships under construction and on firm order is approximately $2.7 billion, of which we have paid $0.2 billion, based on the Euro/U.S. dollar exchange rate at June 30, 2007. The remaining costs of the ships as of June 30, 2007 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.
We have an option for a third F3 ship with an anticipated delivery in 2011 with an additional 4,200 berths.
We anticipate that capital expenditures will be approximately $0.6 billion, $0.3 billion, $0.2 billion and $1.7 billion for the years ending December 31, 2007, 2008, 2009 and 2010, respectively, and will principally relate to payments for ships under construction.
Other
As of June 30, 2007, we had $2.6 billion of long-term debt, of which $156.1 million is due during the next twelve months.
In August 2007, a private equity group, Apollo Management, LP agreed to make a $1.0 billion cash investment for the purchase of newly issued shares which will represent 50% of our common stock. Completion of the transaction is expected in the fourth quarter of 2007 and is subject to customary conditions, including regulatory approval, Star Cruises shareholder approval and Star Cruises’ and our lenders’ consents.
Orient Lines currently operates Marco Polo which is chartered from Star Cruises. In the first quarter of 2008, Marco Polo will be returned to Star Cruises and we will no longer operate under this brand name.
Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.
As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.
Funding sources
As of June 30, 2007, our liquidity was $353.7 million consisting of $68.7 million in cash and cash equivalents and $285.0 million available to draw down under our senior secured revolving credit facilities. According to the terms of our $610.0 million senior secured revolving credit facility, the availability under the facility will increase by $100.0 million to $610.0 million in the event we receive an additional $200.0 million of equity, which we have not received as of June 30, 2007. We also have specific funding available for Norwegian Gem of approximately $0.4 billion, based on the Euro/U.S. dollar exchange rate at June 30, 2007. We have export credit financing for 80% of the contract amount of each of the two F3 ships with anticipated delivery in 2010. These financings cannot exceed approximately $0.9 billion each, based on the Euro/U.S. dollar exchange rate at June 30, 2007.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio and restrict our ability to pay dividends. We were in compliance with all covenants as of June 30, 2007. Our ships and substantially all other property are pledged as collateral for our debt.
We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with debt covenants under our debt agreements over the next twelve-month period. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2007	NCL Corporation Ltd. (Registrant)
	By:	/s/ Bonnie S. Biumi
Bonnie S. Biumi Executive Vice President & Chief Financial Officer